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                                                                  EXHIBIT (a)(6)

                     [UNIFORCE SERVICES, INC. LETTERHEAD]

                                                               December 11, 1995

To Our Shareholders:

     Uniforce Services, Inc. (the 'Company') is offering to purchase up to 1,250,000 shares of its Common Stock from its shareholders at a price of $11.25 per share. We believe that a purchase of shares at this time is an attractive investment opportunity and represents the best use of a substantial portion of the Company's available borrowings under its credit facility. This offer will afford to shareholders the opportunity to dispose of shares at a price greater than the market price for shares prevailing prior to the announcement of the offer and without the usual transaction costs associated with a market sale. At the conclusion of the offer, the Company believes that internally generated cash flows and available borrowings under its credit facility will provide sufficient funds to meet its capital requirements.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, the instructions for tendering are also set forth in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer. Neither the Company nor its Board of Directors makes any recommendation as to whether any shareholder should tender any or all of such shareholder's shares pursuant to the offer. Each shareholder must decide whether to tender shares and, if so, how many shares to tender.

     If you have any questions regarding the offer, please call Morrow & Co., Inc., the Information Agent for the offer, at the telephone numbers set forth on the back cover of the Offer to Purchase.

                                          Very truly yours,

                                          JOHN C. FANNING
                                          Chairman, President and Chief
                                          Executive Officer


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